[Capital Bank Financial Corp. Letterhead]

March 15, 2016

VIA EMAIL AND EDGAR

Mr. Dietrich A. King
Assistant Director
Office of Financial Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Capital Bank Financial Corp.

Registration Statement on Form S-4

File No. 333-208646

Request for Acceleration

Dear Mr. King:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Capital Bank Financial Corp. (the “Company”) hereby requests that its Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on December 21, 2015 (File No. 333-208646), as amended on February 16, 2016, February 26, 2016 and March 11, 2016 (the “Registration Statement”), be made effective at 4:00 p.m. New York City time on March 15, 2016, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing request, please do not hesitate to contact Mark F. Veblen of Wachtell, Lipton, Rosen & Katz at (212) 403-1396 or by email at MFVeblen@wlrk.com.  In addition, please notify Mr. Veblen when this request for acceleration has been granted.

Sincerely,

/s/ Christopher G. Marshall
Christopher G. Marshall
Chief Financial Officer,
Capital Bank Financial Corp.

cc:                  R. Eugene Taylor, Chairman and Chief Executive Officer, Capital Bank Financial Corp.
Mark F. Veblen, Partner, Wachtell, Lipton, Rosen & Katz
Paul D. Freshour, Partner, Arnold & Porter LLP